Management’s Discussion and Analysis

For The Year Ended

December 31, 2012

1

Management’s Discussion and Analysis

April 1, 2013

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at December 31, 2012, unless otherwise stated; (iii) all references to monetary amounts are to Canadian Dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US Dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying audited financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and completion of various studies, adequacy of water and power, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Report on Operations

Year Ended December 31, 2012

The Company continued its work on the Caspiche project in the Maricunga region of Chile in an effort to advance the project. In January, the Company announced the results from the prefeasibility study (PFS) for its Caspiche project. The economic analysis showed an estimated pre-tax Net Present Value (5% discount), calculated from the time of commencement of the project, of an estimated US$2.8 billion and projected average operating costs of US$606 per ounce gold equivalent1. The study estimated an average annual production over the nineteen year mine life of 696,000 ounces gold, 244 million pounds of copper and 844,000 ounces silver. Overall copper recovery is estimated at 85.6% and gold recovery 67.6%.

A NI 43-101 technical report2 covering the PFS dated January 16, 2012 has been filed on SEDAR and can be viewed at www.sedar.com and on the Company’s website at www.exeterresource.com.

At the Cuenca 1 (granted water exploration concession) site Exeter initiated a water exploration drilling program designed to explore for sub-surface water to help meet the water requirements for potential development at Caspiche. In addition to work conducted at the Caspiche and Cuenca 1 field sites, a number of metallurgical programs at external laboratories continued with the aim of optimizing flow sheet parameters and improving recoveries.

The Company completed geotechnical, hydrological and hydrogeological evaluation programs at Caspiche and water exploration modelling on the surface water rights north of Caspiche held under option. The work was completed to advance the project towards a potential decision to commence a feasibility study on the heap leachable portion of the Caspiche deposit. The Company also completed advanced engineering studies on the potential of extending the existing power line that services the nearby Maricunga mine to Caspiche. On the sulphide deposit, lower order technical studies continued to advance the project including metallurgical testwork and baseline environmental studies.

At the end of 2012, the Company installed a 25 man camp at the Cuenca 1 water exploration tenement and a reverse circulation drill rig and associated equipment was mobilized to the site and drilling commenced in January 2013.

Due to challenging financial markets, the Company has formulated a strategy to cautiously advance the project while conserving the treasury. Project expenditures, including the initiation of the heap leach project feasibility study, have been delayed.

PROJECTS

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American. Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011. Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

1 Gold Equivalent was calculated by simple mathematical proportion. Gold, silver and copper revenues were calculated using production multiplied by relevant metal prices used in the study, these values were totaled and the total revenue was divided by the gold price used in the study. This was repeated for each year of operation and then averaged over the life of the project.

2 The Qualified Persons’ who submitted the PFS were Graham Holmes, P. Eng.; Alex Duggan, BSc., M. Sc. P. Eng.; Carlos Guzman, Mining Eng., MAusIMM; David Coupland, BSc., CSFC, MAusIMM; John Wells, BSc, MBA, FSAIMM; and Louis Nguyen, P. Eng.

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The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$500,000 paid to December 31, 2012) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production. Should production commence prior to March 31, 2025, the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million. To December 31, 2012 the Company had completed 1,644 m of drilling.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement, as subsequently amended, provides for option payments which are deductible from a purchase price of US$13.0 million. Option payments incurred to date total US$880,000. The Company can withdraw from the option at any time without penalty.

Future options payments are as follows:

US$220,000 by January 4, 2013 (completed subsequent to December 31, 2012);

US$300,000 by July 4, 2013;

US$2,500,000 by January 4, 2014;

US$350,000 by July 4, 2014; and

US$350,000 by January 4, 2015.

In the event that the Company exercises the option, the full purchase price must be paid by July 4, 2015.

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MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Agreement” and “La Buena Agreement”, respectively).

Angeles Property

The Angeles property comprises a 12,410 hectare (ha) land package located in Sonora State, Mexico. The property hosts multiple structurally controlled zones of gold/silver/copper mineralization that have been identified over approximately 2.5 km. Numerous historic workings on the property date back to the beginning of the 20th century, including a 400 m underground access drift, used previously for mine production at the La Bonanza zone.

Despite the presence of surface mineralization and historically significant underground workings on site, the Angeles property has never been drill tested. Project infrastructure is considered excellent including road access, nearby electrical power and readily available skilled labour. Drill permits have been approved at the Angeles property and drilling is scheduled to begin in March, 2013.

The Angeles Agreement

Exeter has the right to earn 51% in the Angeles property by staged expenditures totalling $10.0 million over 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures. Exeter will also make cash payments totaling $950,000 staged over 7 years (paid $100,000 on March 14, 2013). All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”).

Exeter has committed to an expenditure of $1.0 million by December 31, 2013 at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas.

La Buena Property

The La Buena property consists of an 8,500 ha land package located in an active mining region within northern Zacatecas State, Mexico. The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine.

The Julia target at La Buena has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo. Planned activity includes expanded IP geophysical coverage of the property by mid-year to facilitate a 2,500 m drilling program, principally to test the Julia target.

The La Buena Agreement

Exeter has the right to earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years (paid $150,000 on March 14, 2013). All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.

Exeter has committed to an expenditure of $1.4 million by March 1, 2014 at La Buena, which includes a property scale IP program and 2,500 m of drilling.

Pursuant to the Angeles and La Buena Agreements, San Marco will initially be the project operator. Detailed exploration programs will be determined by a management committee consisting of Exeter and San Marco representatives. San Marco has an established exploration team in Mexico.

Upon Exeter earning an interest in either the Angeles or La Buena property, a joint venture will be formed between Exeter and San Marco on that property and each party will fund on-going expenditures in proportion to its respective interest in the property.

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Results from Operations

The Company began 2012 with 87,325,753 common shares outstanding and ended the year with 88,407,753 common shares outstanding. During the year ended December 31, 2012, the Company received proceeds of $2.1 million and issued 1,082,000 common shares upon the exercise of options. Shares issued and proceeds received are summarized below:

	Options Exercised	Total
Shares issued	1,082,000	1,082,000
Proceeds (000’s)	$2,080	$2,080

As at April 1, 2013 the Company had 88,407,753 shares outstanding.

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Summary of Financial Results

Selected Information

The Company’s annual consolidated financial statements for the year ended December 31, 2012 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Year ended December 31, 2012

The Company ended its 2012 fiscal year with $55.2 million in cash and cash equivalents, and incurred approximately $16.6 million in exploration expenditures during the year. Share-based compensation expense of $7.5 million was incurred due to recognizing the expense associated with the granting, re-pricing and vesting of certain stock options in 2012 and also the vesting of stock options that were issued in previous years.

Year ended December 31, 2012 compared to the year ended December 31, 2011

During 2012, the Company recorded a loss of approximately $25.2 million compared to approximately $30.6 million in 2011.

The Company currently has no revenue generating activities other than interest income. Interest income of $812,000 was recognized in 2012 compared to $977,000 in 2011.

Significant variances for expenses:

•	Administration salaries and consulting: $1.5 million ($1.8 million in 2011) – the decrease relates predominately to approximately $562,000 less share-based compensation recognized in 2012 compared to 2011 as the majority of options outstanding in 2012 had either near or fully vested in 2011 thus had less expense relating to them in 2012.

•	Directors fees: $2.6 million ($2.9 million in 2011) – the change is attributable to a decrease of approximately $491,000 in share-based compensation recognized in 2012 compared to 2011. This was partially offset by director fees of $200,000 paid in 2012; no director fees were paid in 2011.

•	Management fees: $3.7 million ($4.3 million in 2011) – the decrease is attributable to approximately $777,000 less in share-based compensation recognized in 2012 compared to 2011. Options granted in 2010 vested mainly during 2011 giving rise to higher share-based compensation being recognized in 2011.

•	Mineral property exploration expenditures: $16.6 million ($20.4 million in 2011) – the decrease in exploration expenditures for 2012 was largely attributable to the decreased expenditure on the various studies being conducted at Caspiche following completion of the PFS in late 2011.

Three months ended December 31, 2012 compared to the three months ended December 31, 2011

At December 31, 2012 the Company had $55.2 million in cash and cash equivalents, $16.7 million less than the $71.9 million held at December 31, 2011. The decrease is mostly attributable to the Company utilizing its cash to fund ongoing exploration activities.

For the three month period ended December 31, 2012, the Company recorded a loss from continuing operations of approximately $5.5 million ($0.07 per share) compared to a loss from continuing operations for the same period in 2011 of $6.9 million ($0.08 per share).

Significant variance for expenses:

•	Administration salaries and consulting: $716,000 ($274,000 in 2011) – the change relates predominately to an increase of approximately $344,000 in share-based compensation recognized in 2012 compared to 2011 as a result of an option grant and option re-pricings that took place in 2012.

•	Directors fees: $1,012,000 ($368,000 in 2011) – the change is attributable to an increase of approximately $593,000 in share-based compensation recognized in 2012 compared to 2011 as a result of an option grant that took place in 2012. In addition, director fees of $50,000 were paid in 2012; no director’s fees were paid in 2011.

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•	Mineral property exploration expenditures: $2.4 million ($4.5 million in 2011) – the decrease in exploration expenditures for 2012 was largely attributable to the comparably higher expenditures at Caspiche incurred in the fourth quarter of 2011 on drilling, consultants and contractors, and engineering and geological services of $3.1 million compared to $0.6 million in the 2012 comparable period.

The following is a summary of continuing operations results from the Company’s consolidated financial statements:

	($000’s, except share data)
Year ended December 31,	2012	2011	2010
Interest income	$812	$977	$530
Mineral property exploration costs	$16,565	$20,371	$19,758
Share-based compensation [1]	$7,489	$9,843	$10,780
Loss	$25,226	$30,571	$30,311
Basic and diluted loss per common share	$0.29	$0.35	$0.39

1)	share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s)
As at	December 31, 2012	December 31, 2011	December 31, 2010
Total assets	$56,325	$72,880	$91,371
Total liabilities	$926	$1,896	$1,696
Share capital	$246,089	$242,270	$238,454
Deficit	$(231,043)	$(205,817)	$(175,246)

The following selected financial information is a summary of the eight most recently completed quarters up to December 31, 2012.

Comparison to Prior Quarterly Periods

	2012				2011
($000’s, except share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	5,513	3,904	6,793	9,016	6,852	6,319	8,123	9,277
Basic loss per common share	$0.07	$0.04	$0.08	$0.10	$0.08	$0.07	$0.09	$0.11
Diluted loss per common share	$0.07	$0.04	$0.08	$0.10	$0.08	$0.07	$0.09	$0.11

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Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2012 totalled $55.2 million compared to $71.9 million at December 31, 2011, a decrease of about $16.7 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

The Company intends to continue using its cash and cash equivalents for exploration and development of its properties, focusing on Caspiche, but will also utilize funds to explore the Angeles and La Buena properties in Mexico, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars). Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar. Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

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The Canadian parent company had the following balances in foreign currencies as at December 31, 2012 and 2011:

2012
(in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	782	-
Accounts payable and accrued liabilities	(35)	(110)
Net balance	747	(110)
Equivalent in Canadian Dollars	743	(114)
Rate to convert to $ CDN	0.9949	1.0339

2011
(in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	279	-
Accounts payable and accrued liabilities	(273)	(202)
Net balance	6	(202)
Equivalent in Canadian Dollars	6	(211)
Rate to convert to $ CDN	1.0170	1.0424

Based on the above net exposures as at December 31, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $74,300 and $11,400 respectively (2011 - $600 and $21,100 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2012 ranged between 1.25% and 1.45%.

Based on the amount of cash and cash equivalents invested at December 31, 2012, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $276,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2012 in the amount of $55.2 million in order to meet short-term business requirements. At December 31, 2012, the Company had current liabilities of $926,000 which are due on demand or within 30 days.

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Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year ($000’s)

As at December 31, 2012	Total	2013	2014 - 2015	2016 - 2017	2018 - 2024
Office and equipment leases	$802	$314	$450	$38	$-
Property access agreements	55	55	-	-	-
Advance royalty payment	6,715	249	497	497	5,472
Total	$7,572	$618	$947	$535	$5,472

Related Party Transactions

a)	During the year ended December 31, 2012 total of $1,734,000 (2011 - $1,719,000) was paid or accrued for related party transactions with directors or officers of the Company for management, consulting, rent and exploration fees. Amounts due to related parties of $50,000 at December 31, 2012 (December 31, 2011 - $126,000) are non-interest bearing and are due on demand.

On January 1, 2011, the Company entered into cost sharing agreement with Extorre Gold Mines Limited (“Extorre”) and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies had in common. The percentage allocation of these costs was such that the Company and Extorre each incurred 40% respectively with Rugby incurring 20%. This agreement remained in place until the purchase of Extorre by Yamana Gold Inc. (“Yamana”) on August 22, 2012. A new cost sharing agreement between the Company and Rugby, has been approved by the boards of directors of the two companies such that the Company incurs 60% and Rugby 40% of such costs.

b)	The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the year ended December 31, 2012 was $270,000 (2011 - $285,000). As at December 31, 2012, the Company had amounts receivable of $95,000 (December 31, 2011- $49,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

c)	The Company, along with Extorre, incurred certain expenditures for staff and exploration expenditures on behalf of each other until the purchase of Extorre by Yamana on August 22, 2012. The net amount provided or incurred by the Company on behalf of Extorre for the period to August 22, 2012 was $324,000 (2011 - $417,000). As at December 31, 2011, the Company had amounts receivable of $44,000 from Extorre. The amounts due from Extorre were non-interest bearing and due on demand.

Outlook

Exeter’s principal focus continues to be the advancement of its Caspiche gold-copper project. Following the announcement of the results from a pre-feasibility study (PFS) relating to the Caspiche project in January 2012, Exeter has continued to evaluate opportunities to advance the project including the potential for staged development. In addition the Company continues to review new industry wide opportunities with the objective of securing properties, which offer near term exploration discovery potential. The recently announced agreements over the Angeles and La Buena properties in Mexico were secured as part of that on-going review process.

Initiatives in 2013 to advance Caspiche include planned programs to reduce project risks, while reviewing options relating to the potential development of the near surface heap leach gold oxide zone and the larger sulphide gold – copper deposit.

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Environmental and community impact studies for the potential development of the initial oxide heap leach stage of the project as part of the Environmental Impact Assessment (“EIA”) permitting process remains a 2013 initiative, along with continued environmental baseline studies for the full project.

The objective of Exeter’s 2013 water program is to identify, evaluate, and secure water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development at Caspiche.

The 2012/13 Cuenca One drilling program is part of the Company’s overall water exploration strategy. Exeter plans to assess the results from Cuenca One drilling to determine a strategy for further drilling in the 2013/14 season, with the ultimate goal of applying for and securing water production rights in the area.

The Company has conducted an initial review of its Cuenca Three water exploration tenement which covers 34,000 hectares and is located 70 kilometres north of Cuenca One, and plans to complete 40 to 50 line kilometres of TEM geophysics. The planned geophysical program is designed to determine possible drill locations for initial drill testing in the 2013/14 season.

Exeter continues to investigate the Rio Peñas Blancas and Rio Aguas Dulces areas, where the Company has an option over granted surface water rights that total 300 litres a second from river flows into Laguna Verde. In addition to evaluating the water potential at Cuenca One, Cuenca Three and Laguna Verde, the Company has applied for additional water exploration tenements in the Maricunga and is reviewing other options to secure water in the area.

Other planned exploration activities include completing 2,500 m of drilling on the Angeles property and expanding the induced polarisation geophysical coverage at La Buena following which a 2,500 m drilling program is expected to commence, principally to test the Julia target.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)	use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities and the determination of the assumptions used in the calculation of share-based compensation expense. Actual results could differ from those estimates used in the financial statements; and

(ii)	share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

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Changes in Accounting Policy and Disclosures

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), IFRS 13, Fair Value Measurement (IFRS 13). The Company is still assessing the impact of IFRS 9, but IFRS 10 through IFRS 13 and IFRIC 20 are not expected to have an impact on the Company’s consolidated financial statements.

The following is a brief summary of the new standards:

IFRS 9 - Financial instruments - classification and measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods on or after January 1, 2015. Early adoption is permitted and the standard is required to be applied retrospectively.

IFRS 10 - Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers, entities have the choice to proportionately consolidate or equity account for interests in joint ventures IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

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Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at December 31, 2012. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the financial statements are the responsibility of management and have been approved by the Audit Committee of the Board of Directors. The Financial Statements have been prepared in accordance with IFRS. Financial statements, by nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations. The CEO and CFO will certify the annual filings with the CSA as required in Canada by National Instrument 52-109. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of management’s assessment over internal controls described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management, including the CEO and CFO, has concluded that as at December 31, 2012, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

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Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $55.2 million and working capital of $55.2 million at December 31, 2012. Based on current planned expenditures at its Caspiche, Angeles and La Buena projects, management believes that the Company has sufficient capital resources to fund planned levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian Dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s Caspiche project is in the pre-feasibility study stage and, as a result, current activities at Caspiche have caused little environmental impact to date. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of power and water. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

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NYSE MKT Corporate Governance

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.

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